UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

LRAD CORPORATION
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

50213V109
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,667,603
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,667,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,667,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,667,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,147
	8	SHARED VOTING POWER 1,667,603
	9	SOLE DISPOSITIVE POWER 21,147
	10	SHARED DISPOSITIVE POWER 1,667,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,688,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 184,293
	8	SHARED VOTING POWER 1,667,603
	9	SOLE DISPOSITIVE POWER 184,293
	10	SHARED DISPOSITIVE POWER 1,667,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON American Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 218,279
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 218,279
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Talia Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,419
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,419
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Bennett Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,419
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,419
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Samantha Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,419
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,419
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON The Merav Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,741
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 100,741
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Scott L. Anchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Daniel H. McCollum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 50213V109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This statement is filed by:

(i)
Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”), with respect to the Shares beneficially owned by it by virtue of its position as investment advisor to Iroquois Master Fund (as defined below);

(ii)
Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Iroquois Master Fund”), with respect to the Shares directly and beneficially owned by it and the Shares which are issuable upon exercise of the Warrants directly and beneficially owned by it;

(iii)	Joshua Silverman, with respect to the Shares he beneficially owns as a managing member of Iroquois and the Shares and Warrants directly and beneficially owned by him;

(iv)
Richard Abbe, with respect to the Shares he beneficially owns as a managing member of Iroquois and the Shares and Warrants held by certain trusts or accounts established for the benefit of Richard Abbe’s children or other relatives (the “Accounts”) of which Richard Abbe serves as a custodian or trustee;

(v)
American Capital Management, LLC, a Delaware limited liability company (“American Capital”), with respect to the Shares directly and beneficially owned by it and the Shares which are issuable upon exercise of the Warrants directly and beneficially owned by it;

(vi)	Talia Abbe Irrevocable Trust, a New York trust (the “TAI Trust”), with respect to the Shares directly and beneficially owned by it;

(vii)	Bennett Abbe Irrevocable Trust, a New York trust (the “BAI Trust”), with respect to the Shares directly and beneficially owned by it;

(viii)	Samantha Abbe Irrevocable Trust, a New York trust (the “SAI Trust”), with respect to the Shares directly and beneficially owned by it;

(ix)	The Merav Abbe Irrevocable Trust, a New York trust (the “MAI Trust”), with respect to the Shares directly and beneficially owned by it;

(x)	Scott L. Anchin, as a nominee for the Board; and

(xi)	Daniel H. McCollum, as a nominee for the Board.

CUSIP NO. 50213V109

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Iroquois, Iroquois Master Fund, Mr. Silverman and Mr. Abbe  is 205 East 42nd Street, 20th Floor, New York, New York 10017.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The principal business address of American Capital is 26 Hallocks Run, Somers, New York 10589. The principal business address of each of TAI Trust, BAI Trust, SAI Trust and MAI Trust is 7 Kensington Rd. Scarsdale, New York 10583.  The principal business address of Mr. Anchin is 600 Madison Avenue, 7th Floor, New York, New York 10022. The principal business address of Mr. McCollum is P.O. Box 1026, Providence, Rhode Island 02901.

(c)           The principal business of Iroquois is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of Iroquois Master Fund is serving as a private investment fund.  Iroquois Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal occupation of Messrs. Silverman and Abbe is serving as managing members of Iroquois. The principal business of American Capital is serving as an investment vehicle for investment purposes. The principal business of the TAI Trust, BAI Trust. SAI Trust and MAI Trust is serving as an investment vehicle for investment purposes. The principal occupation of Mr. Anchin is serving as a Restructuring professional for Alvarez & Marsal North America, LLC. The principal occupation of Mr. McCollum is serving as a Managing Director in the Investment Office of Brown University.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Silverman, Abbe, Anchin and McCollum are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,278,837 Shares beneficially owned by Iroquois Master Fund and the warrants (the “Warrant”) to acquire 388,766 Shares was approximately $2,081,260, including brokerage commissions.

CUSIP NO. 50213V109

Mr. Silverman used his personal assets to purchase the 16,644 Shares and the Warrants to acquire 4,503 Shares reported herein.  The total purchase price for such Shares and Warrants was approximately $23,675, including brokerage commissions.

The Accounts used working capital of such Accounts to acquire the 139,257 Shares and the Warrants to acquire 45,036 Shares reported herein.  The total purchase price for such Shares and Warrants was approximately $191,498, including brokerage commissions.

The Shares and Warrants purchased by American Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, The aggregate purchase price of the 173,242 Shares beneficially owned by American Capital and the Warrants to acquire 45,037 Shares was approximately $2,081,260, including brokerage commissions.

The Shares purchased by the TAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 46,419 Shares beneficially owned by the TAI Trust was approximately $92,946, including brokerage commissions.

The Shares purchased by the BAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 46,419 Shares beneficially owned by the BAI Trust was approximately $97,435, including brokerage commissions.

The Shares purchased by the SAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 46,419 Shares beneficially owned by the SAI Trust was approximately $101,097, including brokerage commissions.

The Shares purchased by the MAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 100,741 Shares beneficially owned by the MAI Trust was approximately $144,917, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 14, 2016, Iroquois delivered a letter (the “Nomination Letter”) to the Issuer nominating two (2) highly qualified director candidates, Scott L. Anchin  and Daniel H. McCollum (collectively, the “Nominees”), for election to the Board at the Issuer’s 2016 annual meeting of shareholders (the “Annual Meeting”).  The Reporting Persons believe that after years of underperformance by the Issuer under its current management additional shareholder representation on the Board is required to put the Issuer on the right path for the maximization of shareholder value.

On January 14, 2016, Iroquois delivered a letter to the Board, a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference.  In the letter, Iroquois explained its reasons for seeking immediate Board representation at the Issuer, which include: (i) Iroquois’ loss of confidence in her ability of Thomas R. Brown as the Issuer’s President and Chief Executive Officer to turn around the Company’s poor performance and create shareholder value; (ii) Iroquois’ belief that management has failed to properly manage the Issuer’s capital resources; (iii) Iroquois’ belief that management continues to miss opportunities, including the Issuer’s loss of a mass notification order, despite exceptional, best-in-class products and (iv) Iroquois’ continued concerns with insider sales by senior management.

CUSIP NO. 50213V109

Iroquois’s highly-qualified nominees include:

Scott L. Anchin, age 41, a restructuring professional with more than 19 years of leadership experience spanning a variety of industries. Since 2009, Mr. Anchin has worked for Alvarez & Marsal North America, LLC (“A&M”), a global professional services firm specializing in turnaround and interim management and performance improvement. As a Director at A&M, Mr. Anchin advises his clients in various stages of the restructuring process. Mr. Anchin started his career in public accounting with Anchin, Block & Anchin LLP, where he audited financial statements for manufacturing, real estate, retail and consumer products companies.  From 2000 to 2002, Mr. Anchin served as the Chief Financial Officer of Multiplier Industries Corp., which manufactured communication related products for the police, military and other government agencies.  From 2003 to 2006, Mr. Anchin served as Vice-President of Business Development and Acquisitions and subsequently as Chief Financial Officer to Cortiva Education Inc., a national chain of vocational training schools. Mr. Anchin has a Bachelor of Science in Accounting from the Wharton School of Business at the University of Pennsylvania and an MBA with a concentration in Management from Columbia Business School. He is also a non-active Certified Public Accountant (CPA).

Daniel H. McCollum, age 41, is a Managing Director in the Investment Office of Brown University in Providence, RI, a position which he has held since 2013.  The Investment Office of Brown University is responsible for managing the University’s Endowment, which is over $3 billion.  From 2008 through 2013, Mr. McCollum was a Managing Director at Narragansett Asset Management, LLC.  Mr. McCollum has a B.A. in Economics from the University of California at Berkeley and an M.B.A. from the Columbia Business School.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 32,136,171 Shares outstanding, as of November 25, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 3, 2015.

As of the close of business on January 14, 2016, the Reporting Persons collectively beneficially owned an aggregate of 2,331,320 Shares, constituting approximately 7.1% of the Shares outstanding.

A.	Iroquois

(a)
As of the close of business on January 14, 2016, Iroquois beneficially owned 1,667,603 Shares, which includes (i) 1,278,837 Shares of Common Stock owned by Iroquois Master Fund and (ii) 388,766 Shares of Common Stock which are issuable upon exercise of the Warrants owned by Iroquois Master Fund.

Percentage: Approximately 5.1%

CUSIP NO. 50213V109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,667,603
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,667,603

(c)
Iroquois has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Iroquois Master Fund

(a)
As of the close of business on January 14, 2016, Iroquois Master Fund directly and beneficially owned 1,667,603 Shares, which includes (i) 1,278,837 Shares of Common Stock and (ii) 388,766 Shares of Common Stock which are issuable upon exercise of the Warrants owned by Iroquois Master Fund.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,667,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,667,603
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	Joshua Silverman

(a)
As of the close of business on January 14, 2016, Mr. Silverman beneficially owned 1,688,750 Shares, which includes (i) 1,667,603 Shares of Common Stock owned by Iroquois Master Fund, (ii) 16,644 Shares of Common Stock owned by Mr. Silverman and (iii) 4,503 Shares of Common Stock which are issuable upon exercise of the Warrants owned by Mr. Silverman.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 21,147
2. Shared power to vote or direct vote: 1,667,603
3. Sole power to dispose or direct the disposition: 21,147
4. Shared power to dispose or direct the disposition: 1,667,603

(c)
Mr. Silverman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Richard Abbe

(a)
As of the close of business on January 14, 2016, Mr. Abbe beneficially owned 1,851,896 Shares, which includes (i) 1,667,603 Shares of Common Stock owned by Iroquois Master Fund, (ii) 139,257 Shares of Common Stock held in the Accounts and (iii) 45,036 Shares of Common Stock which are issuable upon exercise of the Warrants held in the Accounts.

Percentage: Approximately 5.7%

CUSIP NO. 50213V109

(b)	1. Sole power to vote or direct vote: 184,293
2. Shared power to vote or direct vote: 1,667,603
3. Sole power to dispose or direct the disposition: 184,293
4. Shared power to dispose or direct the disposition: 1,667,603

(c)
Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	American Capital

(a)
As of the close of business on January 14, 2016, American Capital directly and beneficially owned 218,279 Shares, which includes (i) 173,242 Shares of Common Stock and (ii) 45,037 Shares of Common Stock which are issuable upon exercise of the Warrants owned by American Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 218,279
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 218,279
4. Shared power to dispose or direct the disposition: 0

(c)	American Capital has not entered into any transactions in the Shares during the past 60 days.

F.	TAI Trust

(a)	As of the close of business on January 14, 2016, the TAI Trust directly and beneficially owned 46,419 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,419
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,419
4. Shared power to dispose or direct the disposition: 0

(c)	TAI Trust has not entered into any transactions in the Shares during the past 60 days.

G.	BAI Trust

(a)	As of the close of business on January 14, 2016, the BAI Trust directly and beneficially owned 46,419 Shares.

Percentage: Less than 1%

CUSIP NO. 50213V109

(b)	1. Sole power to vote or direct vote: 46,419
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,419
4. Shared power to dispose or direct the disposition: 0

(c)	BAI Trust has not entered into any transactions in the Shares during the past 60 days.

H.	SAI Trust

(a)	As of the close of business on January 14, 2016, the SAI Trust directly and beneficially owned 46,419 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,419
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,419
4. Shared power to dispose or direct the disposition: 0

(c)	SAI Trust has not entered into any transactions in the Shares during the past 60 days.

I.	MAI Trust

(a)	As of the close of business on January 14, 2016, the MAI Trust directly and beneficially owned 100,741 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,741
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,741
4. Shared power to dispose or direct the disposition: 0

(c)	MAI Trust has not entered into any transactions in the Shares during the past 60 days.

J.	Mr. Anchin

(a)	As of the close of business on January 14, 2016, Mr. Anchin did not directly own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Anchin has not participated in any transaction in the Shares during the past 60 days.

K.	Mr. McCollum

(a)	As of the close of business on January 14, 2016, Mr. McCollum did not directly own any Shares.

Percentage: 0%

CUSIP NO. 50213V109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCollum has not participated in any transaction in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 14, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Iroquois Master Fund has agreed to reimburse expenses and indemnify each of Messrs. Anchin and McCollum against any and all claims of any nature arising from the Solicitation and any related transactions.  The form of the expense reimbursement and indemnity agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1
Joint Filing and Solicitation Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management LLC, Joshua Silverman, Richard Abbe, American Capital Management, LLC, Talia Abbe Irrevocable Trust, Bennett Abbe Irrevocable Trust, Samantha Abbe Irrevocable Trust, the Merav Abbe Irrevocable Trust, Scott L. Anchin and Daniel H. McCollum dated January 14, 2016

99.2	Letter, dated January 14, 2016, from Iroquois Capital Management, LLC to the Board of Directors of LRAD Corporation

99.3	Form of Expense Reimbursement and Indemnity Letter Agreement

CUSIP NO. 50213V109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2016

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kim Page
	Name:	Kim Page
	Title:	Manager

TALIA ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Trustee

BENNETT ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Trustee

SAMANATHA ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Trustee

CUSIP NO. 50213V109

THE MERAV ABBE IRREVOCABLE TRUST

By:	/s/ Leo Abbe
	Name:	Leo Abbe
	Title:	Trustee

/s/ Scott L. Anchin
SCOTT L. ANCHIN

/s/ Daniel H. McCollum
DANIEL H. MCCOLLUM

CUSIP NO. 50213V109

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor New York, New York 10017
Joshua Silverman, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor New York, New York 10017

CUSIP NO. 50213V109

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Securities Purchased/(Sold)	Price Per Share($)	Date of Transaction

IROQUOIS MASTER FUND LTD.

(20,000)	1.5692	11/16/2015
300	1.7067	11/16/2015
(206)	1.6201	11/16/2015
(28,700)	1.5194	11/17/2015
1,000	1.5970	11/17/2015
3,000	1.6303	11/18/2015
(25,000)	1.5694	11/23/2015
1,300	1.6185	11/23/2015
300	1.6937	11/25/2015
400	1.5945	11/30/2015
1,300	1.4808	12/02/2015
100	1.5570	12/03/2015
25,000	1.5806	12/04/2015
6,816	1.5850	12/04/2015
12,302	1.8301	12/07/2015
17,285	1.8184	12/08/2015
5,000	1.7600	12/09/2015
2,000	1.8220	12/15/2015
(5,000)	1.8900	12/15/2015
1,000	1.8320	12/18/2015
7,500	1.9979	12/31/2015
500	1.9470	01/05/2016